SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

AMENDMENT NO. 1

BRIGHTSPHERE INVESTMENT GROUP INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Common Stock, par value $0.001 per share

(Title of Class of Securities)

10948W103

(CUSIP Number of Class of Common Stock)

Suren Rana

c/o BrightSphere Inc.

200 Clarendon Street, 53rd Floor

Boston, Massachusetts 02116

(617) 369-7300

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

With a copy to:

Paul D. Tropp

William J. Michener

Ropes & Gray LLP

1211 Avenue of the Americas

New York, New York 10036-8704

(212) 596-9000

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee**
$1,048,950,000	$97,237.67***

*	The transaction value is estimated only for purposes of calculating the filing fee. This amount is based on the offer to purchase up to 33,300,000 shares of the common stock, $0.001 par value per share.
**	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals $92.70 per million dollars of the value of the transaction.
***	Amount Previously Paid: $97,237.67 Form or Registration No.: Schedule TO-I Date Filed: November 4, 2021

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:    N/A      Filing Party:   N/A

Form or Registration No.:  N/A      Date Filed:     N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 1 to the Tender Offer Statement on Schedule TO (the “Amendment”) filed by BrightSphere Investment Group Inc., a Delaware corporation (“BrightSphere” or the “Company”), amends and supplements the Schedule TO filed by the Company with the Securities and Exchange Commission (the “SEC”) on November 4, 2021 (collectively, with any amendments and supplements hereto, this “Schedule TO”). This Schedule TO relates to the offer by the Company to purchase up to 33,300,000 shares of its common stock, $0.001 par value per share (the “Shares”), at a price of $31.50 per Share, to the seller in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 4, 2021 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal” which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, collectively constitute the “Offer”).

This Schedule TO, and all the information set forth in the Offer to Purchase, to the extent incorporated by reference therein, is hereby amended and supplemented as set forth below. Every Item in this Schedule TO is automatically updated, to the extent such Item incorporates by reference any section of the Offer to Purchase that is amended and supplemented therein. All capitalized terms used but not otherwise defined in this Amendment have the meanings ascribed to such terms in the Offer to Purchase.

Items 2 and 3.

On November 5, 2021, the Company filed its quarterly report on Form 10-Q for the quarterly period ended September 30, 2021. The aggregate tender offer consideration of $1,048,950,000 remains the same. The Expiration Time of the Offer remains the same and is currently scheduled for 5:00 P.M., New York City time, December 6, 2021, unless the tender offer is extended.

The text and table under the heading “Incorporation by Reference” in Section 10—“Certain Information Concerning Us” of the Offer to Purchase is hereby amended and restated to read in its entirety as follows:

The rules of the SEC allow us to “incorporate by reference” information into this document, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. We incorporate by reference into this Offer to Purchase the documents listed below. Information “furnished” under Items 2.02 or 7.01 on Form 8-K or other information “furnished” to the SEC which is not deemed filed is not incorporated in this Offer to Purchase. The following documents contain important information about us and we incorporate them by reference:

SEC Filing	Date Filed
Annual Report on Form 10-K for the fiscal year ended December 31, 2020	March 1, 2021

Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2021	May 7, 2021

Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2021	August 9, 2021

Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2021	November 5, 2021

Current Reports on Form 8-K	March 31, 2021, May 10, 2021, June 4, 2021, June 25, 2021 and November 4, 2021

The portion of our Definitive Proxy Statement for our 2021 Annual Meeting of Stockholders incorporated into our Annual Report on Form 10-K	April 30, 2021

Any statement contained in any document incorporated by reference into this Offer to Purchase shall be deemed to be modified or superseded to the extent that an inconsistent statement is made in this Offer to Purchase. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Offer to Purchase.

You can obtain any of the documents incorporated by reference in this document from us or from the SEC’s website at the address described above. Documents incorporated by reference are also available from us without charge, excluding any exhibits to those documents, at our principal executive offices located at 200 Clarendon Street, 53rd Floor, Boston, Massachusetts 02116. Please be sure to include your complete name and address in your request. If you request any incorporated documents, we will promptly mail them to you by first class mail, or another equally prompt means. You may also find additional information by visiting our website at www.bsig.com. Information on our website does not form part of the Offer and is not incorporated by reference in this Offer to Purchase.

ITEM 12. EXHIBITS

(a)(1)(i)#	Offer to Purchase, dated November 4, 2021.
(a)(1)(ii)#	Letter of Transmittal (including IRS Form W-9).
(a)(1)(iii)#	Letter to Brokers, Banks and Other Nominees.
(a)(1)(iv)#	Letter to Clients for Use by Brokers, Banks and Other Nominees.
(a)(2)	Not applicable.
(a)(3)	Not applicable.
(a)(4)	Not applicable.
(a)(5)(i)#	Press Release, dated November 4, 2021.
(a)(5)(ii)#	Form of Summary Advertisement
(d)(1)	BrightSphere Investment Group Inc. Equity Incentive Plan, incorporated herein by reference to Exhibit 10.2 to the Current Report on Form 8-K12B filed on July 15, 2019.
(d)(2)	Registration Rights Agreement, dated May 17, 2019, between BrightSphere Investment Group Inc. and Paulson & Co. Inc. incorporated herein by reference to Exhibit 10.4 to Quarterly Report on Form 10-Q filed on August 9, 2019.
(d)(3)	Stockholder Agreement, dated May 17, 2019, between BrightSphere Investment Group Inc. and Paulson & Co. Inc. incorporated herein by reference to Exhibit 10.5 to Quarterly Report on Form 10-Q filed on August 9, 2019.
(d)(4)	BrightSphere Investment Group Inc. Non-Employee Directors’ Equity Incentive Plan, incorporated herein by reference to Exhibit 10.3 to the Current Report on Form 8-K12B filed on July 15, 2019.
(d)(5)	Form of Restricted Stock Unit Award Agreement for Employees, incorporated herein by reference to Exhibit 10.17 to Registration Statement No. 333-197106 on Form S-1 filed on September 8, 2014.
(d)(6)	Form of Restricted Stock Award Agreement for Employees, incorporated herein by reference to Exhibit 10.16 to Registration Statement No. 333-197106 on Form S-1 filed on September 8, 2014.
(d)(7)	Form of Restricted Stock Unit Award Agreement for Non-Employee Directors, incorporated herein by reference to Exhibit 10.18 to Registration Statement No. 333-197106 on Form S-1 filed on September 18, 2014.
(d)(8)	Form of Restricted Stock Unit Award Agreement for Canadian Employees, incorporated herein by reference to Exhibit 10.19 to Registration Statement No. 333-197106 on Form S-1 filed on September 18, 2014.
(d)(9)	Form of Restricted Stock Unit Award Agreement for Hong Kong Employees, incorporated herein by reference to Exhibit 10.20 to Registration Statement No. 333-197106 on Form S-1 filed on September 18, 2014.

(d)(10)	Form of Restricted Stock Unit Award Agreement for U.K. Employees, incorporated herein by reference to Exhibit 10.21 to Registration Statement No. 333-197106 on Form S-1 filed on September 18, 2014.
(d)(11)	Form of Transition Severance Agreement, incorporated herein by reference to Exhibit 10.28 to Quarterly Report on Form 10-Q, filed on November 9, 2017
(d)(12)	Employment Agreement, dated December 30, 2018, by and between BrightSphere Inc. and GuangYang, incorporated herein by reference to Exhibit 10.26 to Annual Report on Form 10-K filed on February 28, 2019.
(d)(13)	Employment Agreement, dated January 20, 2019, by and between BrightSphere Inc. and Suren Rana, incorporated herein by reference to Exhibit 10.27 to Annual Report on Form 10-K filed on February 28, 2019.
(d)(14)	Option Award Agreement, effective December 30, 2018 by and between BrightSphere Investment Group plc and Guang Yang, incorporated herein by reference to Exhibit 4.1 to the Form S-8, filed on January 2, 2019.
(d)(15)	Option Award Agreement, effective January 22, 2019 by and between BrightSphere Investment Group plc and Suren Rana, incorporated by reference to Exhibit 10.27 to Annual Report on Form 10-K filed on February 28, 2019.
(d)(16)	Form of Restricted Stock Unit Award Agreement for Non-Employee Directors, incorporated herein by reference to Exhibit 10.6 to the Quarterly Report on Form 10-Q filed on May 11, 2020.
(d)(17)	Form of Restricted Stock Unit Award Agreement for U.K. Employees, incorporated herein by reference to Exhibit 10.7 to the Quarterly Report on Form 10-Q filed on May 11, 2020.
(d)(18)	Form of Restricted Stock Unit Award Agreement for Employees, incorporated herein by reference to Exhibit 10.8 to the Quarterly Report on Form 10-Q filed on May 11, 2020.
(d)(19)	Form of Option Award Agreement, incorporated herein by reference to Exhibit 10.9 to the Quarterly Report filed on Form 10-Q on May 11, 2020.
(d)(20)	Option Award Agreement, effective April 21, 2020 by and between BrightSphere Investment Group Inc. and Suren Rana, incorporated herein by reference to Exhibit 10.10 to the Quarterly Report on Form 10-Q filed on May 11, 2020.
(d)(21)	Amended and Restated Employment Agreement, effective April 15, 2020 by and between BrightSphere Investment Group Inc. and Suren Rana, incorporated herein by reference to Exhibit 10.11 to the Quarterly Report on Form 10-Q filed on May 11, 2020.
(d)(22)	Form of Restricted Stock Award Agreement for Employees, incorporated herein by reference to Exhibit 10.12 to the Quarterly Report on Form 10-Q filed on May 11, 2020.
(d)(23)	Employment Agreement, dated May 8, 2020, by and between BrightSphere Inc. and Christina Wiater, incorporated herein by reference to Exhibit 10.13 to the Quarterly Report on Form 10-Q filed on May 11, 2020.
(d)(24)	Employment Agreement, dated April 15, 2020, by and between BrightSphere Inc. and Richard Hart, incorporated herein by reference to Exhibit 10.31 to the Annual Report on Form 10-K filed on March 1, 2020.
(d)(25)	Repurchase Agreement among Brightsphere Investment Group Inc. and Paulson & Co. Inc. Paulson Partners L.P. and Paulson Enhanced Ltd., incorporated herein by reference to Exhibit 10.1 to Current Report on Form 8-K filed on November 4, 2021.

(g)	Not applicable.

(h)	Not applicable.

#        Previously filed on November 4, 2021 as an Exhibit to the Company's Tender Offer Statement on Schedule TO and incorporated herein by reference.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

BRIGHTSPHERE INVESTMENT GROUP INC.

Dated: November 8, 2021	By:	/s/ Richard J. Hart
Name: Richard J. Hart
Title: Chief Legal Officer and Secretary

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